UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 9)

Jos. A. Bank Clothiers, Inc.

(Name of Subject Company)

Java Corp.

(Offeror)

The Men’s Wearhouse, Inc.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Including the Associated Preferred Share Purchase Rights)

(Title of Class of Securities)

480838101

(CUSIP Number of Class of Securities)

Jon W. Kimmins

Chief Financial Officer

The Men’s Wearhouse, Inc.

6380 Rogerdale Road

Houston, Texas 77072

(281) 776-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Steven A. Seidman

Michael A. Schwartz

Laura L. Delanoy

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,777,262,892.00	$228,911.46

*                                         Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of 27,988,392 shares of common stock of Jos. A. Bank Clothiers, Inc. (“JOSB”) issued and outstanding as of November 27, 2013 as set forth in JOSB’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on December 5, 2013.

**                                  The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by .0001288.

☒                                  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$207,282.03	Filing Party:	The Men’s Wearhouse, Inc. Java Corp.
Form or Registration No.:	Schedule TO-T (File No. 005-55471)	Date Filed:	January 6, 2014
Amount Previously Paid:	$21,629.43	Filing Party:	The Men’s Wearhouse, Inc. Java Corp.
Form or Registration No.:	Schedule TO-T (File No. 005-55471)	Date Filed:	February 24, 2014

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                  third-party tender offer subject to Rule 14d-1.

☐                                    issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                                    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 9 to Schedule TO (this “Amendment”) is filed by The Men’s Wearhouse, Inc., a Texas corporation (“MW”), and Java Corp. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of MW, and amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 6, 2014 (together with any amendments and supplements thereto, the “Schedule TO”) by MW and the Purchaser, relating to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred share purchase rights, the “Shares”), of Jos. A. Bank Clothiers, Inc., a Delaware corporation (“JOSB”), at $63.50 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated February 24, 2014 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal.  This Amendment is being filed on behalf of MW and the Purchaser.  All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 9 and Item 11 of this Amendment, except as otherwise set forth below.  This Amendment should be read together with the Schedule TO.

Items 1 through 9, and Item 11.

Items 1 through 9, and Item 11 are hereby amended and supplemented to include the following:

On March 11, 2014, MW, the Purchaser and JOSB entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the acquisition of JOSB by MW.  As provided in the Merger Agreement, the price per Share to be paid pursuant to the Offer will be increased from $63.50 to $65.00, net to the seller in cash, without interest and less any withholding taxes and, following the Offer, Purchaser will be merged with and into JOSB, with JOSB surviving the Merger as a direct wholly-owned subsidiary of MW. The full text of the Merger Agreement is filed as Exhibit (d)(1) hereto and is incorporated herein by reference.

The Offer was scheduled to expire at 5:00 p.m., New York City time, on March 12, 2014.  However, in light of execution of the Merger Agreement, MW and the Purchaser have determined to extend the Expiration Date of the Offer until 5:00 p.m., New York City time, on March 19, 2014, unless further extended.  As of 5:00 p.m. New York City time on Monday, March 10, 2014, approximately 60,508 Shares had been validly tendered in, and not withdrawn from, the Offer.

Pursuant to the terms of the Merger Agreement, MW and the Purchaser plan to file an amended and restated Offer to Purchase, Letter of Transmittal and other related materials, reflecting the terms and conditions of the Offer pursuant to the Merger Agreement, as promptly as practicable but in any event on or prior to March 19, 2014.

MW and JOSB issued a joint press release on March 11, 2014, announcing the execution of the definitive Merger Agreement, the full text of which is filed as Exhibit (a)(5)(O) hereto and is incorporated herein by reference.  MW issued a press release on March 11, 2014 announcing the extension of the Offer to 5:00 p.m. on March 19, 2014, the full text of which is filed as Exhibit (a)(5)(P) hereto and is incorporated herein by reference.

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

(a)(5)(O)                                                 Press release issued by MW and JOSB on March 11, 2014, announcing the execution of the Merger Agreement.

(a)(5)(P)                                                   Press Release issued by MW on March 11, 2014, announcing the extension of the Offer.

(d)(1)                                                                  Agreement and Plan of Merger, by and among MW, the Purchaser and JOSB, dated as of March 11, 2014.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2014

THE MEN’S WEARHOUSE, INC.

By:	/s/ Jon W. Kimmins
Name:	Jon W. Kimmins
Title:	Executive Vice President, Chief Financial Officer, Treasurer and Principal Financial Officer

JAVA CORP.

By:	/s/ Jon W. Kimmins
Name:	Jon W. Kimmins
Title:	Executive Vice President, Treasurer and Chief Financial Officer

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